Exhibit 99.2

PROXY FOR THE 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED TO BE HELD AT 9:00 A.M. JUNE 12, 2026, EASTERN TIME (9:00 P.M. JUNE 12, 2026, HONG KONG Time) This Proxy is Solicited on Behalf of the Board of Directors The undersigned shareholder of Creative Global Technology Holdings Limited, a Cayman Islands company (“CGTL”), hereby appoints Hei Tung (“Angel”) Siu (the “Proxy”) with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all ordinary shares, par value $0.001 per share , of (the “Ordinary Shares”), which the undersigned may be entitled to vote at the 2026 Extraordinary General Meeting of Shareholders of CGTL to be held on June 12, 2026 at 9:00 a.m., Eastern Time (9:00 p.m., June 12, 2026, Hong Kong Time) and at any adjournments or postponements thereof. CGTL will be holding the Extraordinary General Meeting via teleconference using the following dial-in information: US Toll Free International Toll 1-877-270-2148 1-412-902-6510 Such Ordinary Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the enclosed proxy statement/prospectus and revokes all prior proxies for said meeting. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH PROPOSAL. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY. CONTROL #: SHARES: Note: Please sign exactly as your name or names appear on this proxy. When Ordinary Shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. Signature(s) (Title(s), if applicable) Date PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE CONTINUED ON THE REVERSE SIDE EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! THERE ARE 3 EASY WAYS TO VOTE YOUR PROXY: 1. By Phone: Call Okapi Partners toll-free at: (844) 202-7428 to vote with a live proxy services representative. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 8:00 PM (EST). OR 2. By Internet: Refer to your proxy card for the control number and go to: www.OkapiVote.com/CGTL2026S and follow the simple on-screen instructions. OR 3. By Mail: Sign, Date, and Return this proxy card using the enclosed postage-paid envelope. If possible, please utilize option 1 or 2 to ensure that your vote is received and registered in time for the meeting on June 12, 2026

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF PROPOSALS NO. 1, NO. 2, NO. 3, NO. 4, AND NO. 5.

INSTRUCTIONS: TO VOTE, MARK BOXES BELOW IN BLUE OR BLACK INK AS SHOWN HERE: ■

	Proposal	FOR	AGAINST	ABSTAIN
1.	To approve the increase of the voting rights attached to each Class B Ordinary Share of par value US$0.001 each from twenty (20) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company (the "Increase of Voting Rights of Class B Proposal" or "Proposal No. 1").	☐	☐	☐
2.	To increase the authorized share capital of the Company from US$2,000,000 divided into 1,900,000,000 Class A Ordinary Shares of par value US$0.001 each and 100,000,000 Class B Ordinary Shares of par value US$0.001 each, to US$90,000,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.001 each (the "Share Capital Increase Proposal" or "Proposal No. 2").	☐	☐	☐
3.	To approve a reduction of the Company's authorized share capital from (i) US$90,000,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.001 each, to (ii) US$900,000 divided into 85,500,000,000 Class A Ordinary Shares of par value US$0.00001 each and 4,500,000,000 Class B Ordinary Shares of par value US$0.00001 each, by reducing the par value of each issued and unissued share, and that the amount by which the issued share capital is reduced shall be credited to the share premium account of the Company (the "Par Value Reduction Proposal" or "Proposal No. 3").	☐	☐	☐
4.	To adopt the Third Amended and Restated Memorandum and Articles of Association (the "Third Amended and Restated M&A") of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company with immediate effect, and the registered office provider of the Company be and is hereby authorized and instructed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Increase Proposal, the Par Value Reduction Proposal and the adoption of the Third Amended and Restated M&A and the passing of the relevant ordinary and special resolutions; and the transfer agent of the Company be and is hereby authorized to update the shareholder lists of the Company in connection with the Share Capital Increase Proposal and the Par Value Reduction Proposal. (the "Charter Amendment Proposal" or "Proposal No. 4").	☐	☐	☐
5.	To approve up to five (5) share consolidations (each a "Share Consolidation", and collectively "Shares Consolidations") of the Company's issued and unissued ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) in the range of a ratio of up to 1:1500 (the "Share Consolidation Proposal" or "Proposal No. 5").	☐	☐	☐

IN HIS DISCRETION THE PROXY IS AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

This proxy is revocable and the undersigned may revoke it at any time prior to the 2026 Extraordinary General Meeting of Shareholders by giving written notice of such revocation to the Secretary of the Company prior to the 2026 Extraordinary General Meeting of Shareholders or by filing with the Secretary of the Company prior to the 2026 Extraordinary General Meeting of Shareholders a later-dated proxy. Should the undersigned be present and want to vote in person at the 2026 Extraordinary General Meeting of Shareholders, or at any postponement or adjournment thereof, the undersigned may revoke this proxy by giving written notice of such revocation to the Secretary of the Company on a form provided at the 2026 Extraordinary General Meeting of Shareholders.

PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR MARK, SIGN, DATE AND RETURN THIS PROXY USING THE ENCLOSED ENVELOPE

CONTINUED ON THE REVERSE SIDE

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 12, 2026

THE PROXY STATEMENT AND THE NOTICE OF THE 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THIS MEETING ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/CGTL2026S